EXHIBIT 99.6

CODE OF CONDUCT AND ETHICAL VALUES POLICY

A.

PURPOSE

The Code of Conduct and Ethical Values Policy set out standards of behaviour required by all employees in conducting the business and affairs of Lundin Mining.

All employees are expected to maintain and enhance the Corporation’s standing as a vigorous and ethical member of the business community, and are therefore accountable for compliance with this policy.

Although the various matters dealt with in this policy do not cover the full spectrum of employee activities, they are indicative of the Corporation’s commitment to the maintenance of high standards of conduct and are a description of the type of behaviour expected from employees in all circumstances. Breaches of this policy are grounds for summary dismissal for just cause without notice or payment in lieu of notice.

To ensure a proper understanding of the policy, any questions as to its application to the area of responsibility and jurisdiction of the employee will be explained fully by his or her superior.

B.

GENERAL PRINCIPLES

The Corporation and its employees, personally and on behalf of the Corporation, shall comply with the laws, policies and other regulations applicable to the Corporation and its business, respect the protection of internationally proclaimed human rights and recognize the responsibility to observe those rights.

Lundin Mining supports the United Nations Global Compact initiative covering the areas of human rights, labour standards, environmental management and anti-corruption.

Whenever an employee is in doubt about the application or interpretation of any legal or regulatory requirement, the employee should refer the matter to his or her superior who, if necessary, should seek the advice of the Corporation’s legal counsel. Many of the Corporation’s activities are subject to complex and changing laws in several countries, affecting both local and foreign trade and commerce. Ignorance of the law is not, in general, a defence if such laws are contravened. A contravention could occur even if the agreements or arrangements are not in writing, since it is possible for a contravention to be inferred from the conduct of the parties.

Accordingly, employees must diligently ensure that their conduct cannot be interpreted as being in contravention of laws and regulations governing the affairs of the Corporation in any jurisdiction where it carries on business.

C.

EMPLOYEE RELATIONS

Lundin Mining believes that the well-being and health of the employees are a condition for success and the Corporation shall work proactively to eliminate health risks and to develop safe workplace environments.

1.

Safety in Lundin Mining’s workplaces is an uncompromised condition and a mutual and shared responsibility for all our employees.

2.

Employees are expected to improve operations to avoid injury, sickness or death, or damage to property or to the environment by giving due regard to all applicable safety standards and regulatory requirements. Any problems or concerns about environmental or safety matters should be reported.

3.

The Corporation recognizes employee’s rights to form or join trade unions in accordance with each country’s laws and principles.

4.

Employees shall be treated with respect and dignity.

5.

Lundin Mining provides equal opportunities to people without regard to race, color, gender, sexual orientation, nationality, religion, ethnic affiliation or any other characteristic protected by local law, as applicable.

D.

BUSINESS ETHICS

1.

The Corporation shall deal fairly and lawfully with all customers, suppliers and independent contractors when purchasing or furnishing goods or services. In awarding contracts, the Corporation and its employees will consider factors such as the need for the services, total cost, quality and reliability. Where applicable, the employee should also perform a cost benefit analysis.

2.

The direct or indirect use of Corporation funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires the approval of the Board of Directors or a committee authorized by the Board. Contributions include money or anything having value, such as loans, services, excessive entertainment, trips and the use of Corporation facilities or assets.

3.

The Corporation will not provide financial support to political parties without prior consent of the Board.

4.

Lundin Mining will make no illegal payments of any kind, directly or indirectly, from corporate funds or assets. Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, whether directly or indirectly, in any bribes, kickbacks, indirect contributions or similar payments is expressly forbidden, whether or not they might further the business interests of the Corporation.

5.

The use of Corporation funds or assets for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition.

6.

All dealings between employees of the Corporation and public officials are to be conducted in a manner that will not compromise the integrity or negatively impact the reputation of any public official or the Corporation, or its affiliates.

7.

Employees will not accept gratuities, favors or gifts of any sort having more than a nominal and limited value. Employees should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special valuable privileges, or loans from any person (except from persons in the business of lending and then on conventional terms) or from any organization or group that do, or is seeking to do, business with the Corporation or any of its affiliates, or from a competitor of the Corporation or any of its affiliates.

8.

Employees shall not furnish, directly or indirectly, on behalf of the Corporation, expensive gifts or provide excessive entertainment or benefits to other persons. Employees, whose duties permit them to do so, may furnish modest gifts, favors and entertainment to persons, other than public officials, provided all of the following are met:

(a)

they are not in cash, bonds or negotiable securities and are of limited value so as not to be liable of being interpreted as a bribe, payoff or other improper payment;

(b)

they are made as a matter of general and accepted business practice;

(c)

they do not contravene any law and are made in accordance with generally accepted ethical practices; and

(d)

if subsequently disclosed to the public, their provision would not in any way embarrass the Corporation or their recipients.

9.

Employees must avoid all situations in which their personal interests conflict or might conflict with their duties to the Corporation or with the economic interest of the Corporation. All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board of Directors regardless of the amount involved.

10.

A conflict of interest arises when an individual’s personal economic activity conflicts with the best interests of the Corporation or when it adversely influences the proper discharge of his obligations, duties, and responsibilities to the Corporation and its shareholders.

11.

Employees should avoid acquiring any interest or participating in any activities that would:

(a)

deprive the Corporation of the time or attention required to perform their duties properly;

(b)

create an obligation or distraction which would affect their judgment or ability to act solely in the Corporation’s best interest;

(c)

conflict with the economic interest of the Corporation; or

(d)

violate any provision of the Canadian Charter of Rights and Freedoms.

12.

Employees are required to disclose to their supervisors in writing, or as may be otherwise authorized, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment.

13.

Under circumstances where secondary employment is desired by an employee, he or she shall disclose the interest to his supervisor who may grant specific approval in writing, provided that conflict of interest or interference with the performance of his or her present duties exists.

14.

Every employee or consultant of the Corporation who is charged with executive, managerial or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Corporation.

15.

No employee shall accept any appointment to membership on the board of directors, standing committee, or similar body of any outside company, organization or governmental agency (other than industry, professional, social, charitable, educational, religious, or legal political organizations) without prior approval of the President whether or not a possible conflict of interest might result from the acceptance of any such appointment; provided, however, that all employees shall at all times have and enjoy all rights accorded to them by the Canadian Bill of Rights and any similar governmental legislation existing in the area in which the employees respectively reside.

E.

ENVIRONMENT

Lundin Mining intends to explore for minerals and extract metals in an environmentally responsible manner.

1.

No operation of the Corporation is considered effective or complete without proper attention to safety and the environment.

2.

Lundin Mining shall develop and implement plans for land use and reclamation that, as far as possible, returns the land to its former condition or to a state acceptable to the society.

3.

Exploration shall be undertaken with care for the environment and respect for the interest of landowners and other stakeholders.

4.

The Corporation shall strive to economize the use and re-use of energy, while prioritizing solutions based on renewable and non-emission energy sources.

5.

Dam facilities shall be designed and constructed with the aim of achieving long-term stability and the highest possible security against disturbances.

F.

FINANCIAL REPORTING ETHICS

Lundin Mining and its employees are committed to providing full, fair, accurate, timely and understandable information in the Corporation’s public reports and other communications. Since the Corporation is listed on stock exchanges, it has to comply with the regulations of these stock exchanges.

1.

Records and other documents should be maintained according to Lundin Mining’s Document Management and Archiving Directives, complying with each company’s statutory, regulatory or contractual requirements. Lundin Mining prohibits any employee from altering or destroying company records except as authorized by policies and directives. The Corporation also prohibits any employee from assisting or encouraging the independent accountant in destroying corporate audit records.

2.

The Consolidated Financial Statements of Lundin Mining are prepared in accordance with Canadian Generally Accepted Accounting Principles. Lundin Mining also follows the SEC rules for foreign companies. The Company seeks to maintain a high standard of accuracy and completeness in its financial records.

3.

Lundin Mining is committed to accurately record and properly document all accounting entries in accordance with applicable laws and regulations. Lundin Mining’s internal control over financial reporting should assure that transactions are properly authorized, executed, recorded, processed, summarized and reported. Employees shall report any significant deficiencies or material weaknesses or any concerns regarding questionable accounting or auditing matters.

4.

Financial records shall be available for inspection by management and auditors.

5.

The Corporation should strive to resolve and remediate any internal control weaknesses identified by employees, external audit or other external party.

6.

Manipulation of the corporate records, including posting fictitious entries, deliberately manipulating estimates, adjusting entries and posting any other incorrect business transactions is strictly forbidden.

G.

INSIDER TRADING

Employees shall not use for their own financial gain or disclose for the use of others, inside information, obtained as a result of their employment with the Corporation.

As an employee of a company whose shares are publicly traded, employees should be aware that there are statutory prohibitions and penalties for buying or selling shares when the employee knows material information about the affairs of the Corporation which have not yet been made public.

“Material Information” means information that could affect the price of the shares. It can be positive information, such as an asset acquisition, obtaining a new contract, a proposed merger or dividend. Material information can also be negative, such as adverse results or financial problems. If an employee of the Corporation acquires some material information, it is illegal to buy or sell shares of the Corporation before such information has been made public. Even if there is no intent to trade on the basis of confidential information, every time an employee decides to buy or sell shares of the Corporation, he or she should think about whether he or she has any confidential information which might make it appear that he or she is improperly trading. If an employee isn’t sure if information is material or has been made public, he or she should discuss the matter with an officer of the Corporation.

It is also illegal to disclose material information before it has been made public, unless the disclosure is in the course of business, or to suggest that it is a good time to buy or sell the Corporation’s stock. For example, giving confidential information to a relative or friend, who then buys or sells shares of the Corporation based on the information, is illegal on the part of both parties.

If found guilty of one of these offences, a person can be fined and/or imprisoned. In addition, these actions are grounds for termination for cause.

These prohibitions apply to every director, officer and every employee at all levels, and not just to “insiders”, such as senior officers and directors.

H.

PROHIBITED SUBSTANCES

Substance abuse, including consumption of alcohol, and illegal drug use on the job or which affects job performance is strictly prohibited.

The Corporation has a “zero tolerance” policy for illegal drug use and consumption of alcohol or other substance abuse on the job or which affects job performance. Contravention of this policy is grounds for immediate dismissal for cause.

I.

REPORTING VIOLATIONS

If an employee or other person covered by this policy believes a violation of this policy has occurred or is occurring, such person may make a report in person or anonymously by following the procedures set forth below in Article K - Complaints Procedure or by using the whistleblower process outlined in the “Fraud Reporting and Investigation (“Whistle Blower”) Policy”. The considerations set forth in Article K relating to matters such as prohibitions on retaliation, follow-up and special treatment for particular complaints, apply as well to reports of violations or suspected violations of this policy.

J.

CONFIDENTIALITY

Certain of the Corporation’s records, reports, papers, devices, processes, plans, maps, methods and apparatus which are not in the public domain are considered by the Corporation to be secret and confidential, and employees are prohibited from revealing information concerning such matters without proper authorization.

Customers, employees, investors and the public should have such information about the Corporation as is necessary for them to judge adequately the Corporation and its activities. The Corporation believes that full and complete reporting to regulatory agencies and the provision of information to the public as required, constitutes a responsible and workable approach to the interests of disclosure. However, the Corporation, except as required-by law, cannot be expected to disclose information which might impair its own competitive effectiveness or which might violate the private right of individuals or institutions.

1.

Only authorized persons should discuss the Corporation with investors, shareholders, analysts, stock brokers, the media, or members of the public.

2.

Employees are prohibited from revealing information concerning confidential information to third party without proper authorization.

K.

COMPLAINTS PROCEDURE

Employees of the Corporation who wish to report a complaint or concern regarding any of the matters covered by this policy (“Code of Conduct Issues”) using internal means, may raise such complaint or concern with his or her immediate supervisor. If raising a complaint or concern with an immediate supervisor is impracticable, or if this does not resolve the issue to the reasonable satisfaction of the employee, employees may take the matter up the chain of management within the Corporation.

Any member of management to whom such a complaint or concern is presented will treat the matter in confidence and will involve only those individuals who need to be involved in order to conduct an investigation. Generally, a report of a complaint or concern regarding Code of Conduct Issues will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the matter.

In no event will the Corporation take or threaten any action against an employee as a reprisal or retaliation for making a complaint or disclosing or reporting information regarding Code of Conduct Issues in good faith. However, if a reporting individual was involved in improper activity the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Corporation. In these circumstances, the Corporation may consider the conduct of the reporting individual in raising the matter as a mitigating factor in any disciplinary decision. Retaliation for reporting Code of Conduct Issues in good faith is prohibited. Retaliation will result in discipline up to and including termination of employment.

The Corporation will also make known the process for reporting complaints or concerns on Code of Conduct Issues on an anonymous and confidential basis on an ongoing basis. This may be accomplished by means of publishing an e-mail address or post-office box in posters displayed at locations where employees generally have access or the complaint may be made in a sealed envelope addressed to the Chair of the Audit Committee.

If a person reporting a complaint or concern regarding Code of Conduct Issues requests follow-up on the treatment of the matter and has provided contact information (and has expressly waived anonymity), the person receiving the complaint will endeavour to report back to such person on the status of the complaint and its disposition.

The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints will be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee. Such documentation will be marked as “Privileged and Confidential” and will include the original report of the complaint, the name of the complainant, unless the complainant is anonymous or has requested anonymity, a summary of the investigation, copies of any reports issued in connection with the complaint, a log of any communications with the complainant and a summary of the disposition of the complaint. Such documentation will be made available for inspection by the Audit Committee and the Corporation’s external auditors and legal counsel. Disclosure of such documentation to any other person, and in particular any third party, will require the prior approval of the Chair of the Audit Committee to ensure that privilege of such documentation is properly maintained.

On an annual basis, or otherwise upon request from the Board of Directors, the Chair of the Audit Committee will prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

L.

APPLICATION TO DIRECTORS AND OFFICERS

The principles of ethical conduct and values described in this policy shall also apply to the directors and officers of the Corporation, as applicable and with such revisions as are necessary to facilitate such application.